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Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended February 2, 2008

Ratio of Earnings to Fixed Charges (dollars in millions)	Fiscal Year Ended
	Feb. 2, 2008	Feb. 3, 2007	Jan. 28, 2006	Jan. 29, 2005	Jan. 31, 2004

Earnings from continuing operations before income taxes	$4,625	$4,497	$3,860	$3,031	$2,603
Capitalized interest	(66)	(47)	(42)	(18)	(8)

Adjusted earnings from continuing operations before income taxes	4,559	4,450	3,818	3,013	2,595

Fixed charges:
Interest expense (a)	747	646	532	607	569
Interest portion of rental expense	94	88	84	85	68

Total fixed charges	841	734	616	692	637

Earnings from continuing operations before income taxes and fixed charges	$5,400	$5,184	$4,434	$3,705	$3,232

Ratio of earnings to fixed charges	6.42	7.06	7.21	5.35	5.07

Note: Computation is based on continuing operations.

(a)
Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense.

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  Exhibit 12